SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2020

 IRSA Propiedades Comerciales S.A.
(Exact name of Registrant as specified in its charter)

IRSA Commercial Properties Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA Propiedades Comerciales S.A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the letter dated March 19, 2020, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

By letter dated March 19, 2020 The Company informs its shareholders and the market in general, that in this particular moment of coronavirus’ evolution (COVID-19) in Argentina, and complying with all the instruction of the authorities with the implementation of actions that contribute to minimize the risks of spreading the virus, aiming mainly at the preservation of health and safety of all our customers, tenants, employees, suppliers and the entire population, all the shopping malls of the Company will operate, temporarily, at reduced hours from 12:00 PM to 8:00 PM.

We also inform that according to the Decree 148/2020 released on March 17 by the Government of the City of Buenos Aires the shopping malls managed by the Company in such jurisdiction are temporarily operating with reduced traffic in order to keep an appropriate social distance among the visitors. In this sense, the simultaneous presence of visitors is limited to one person per 16 sqm. Likewise, commercialization in food courts is limited to picking up or delivering of food, cancelling all the spaces to sit and eat.

In the rest of the country, each province will regulate the operation independently. In the case of Mendoza and Salta provinces, Mendoza Plaza and Alto Noa Shopping Malls have been temporarily closed until March 24 and 31, 2020, respectively.

In addition to intensifying the prevention, assistance, and awareness measures in its malls, the Company has been working with the authorities, seeking to mitigate the impacts caused by the current situation and has also made itself available to assist in initiatives that can help society, like offering free parking spaces to help people avoid public transportation.

These decisions are taken in order to safeguard the health and well-being of our clients, employees, tenants, and the entire population, and will be constantly reassessed by the Company according to the evolving events, resolutions and guidelines of the competent authorities.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Propiedades Comerciales S.A.

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible of relationship with the markets
Dated: March 19, 2020